EXHIBIT 7.1
Statement Explaining How Certain Ratios Were Calculated in the Annual Report
1.	The operating ratio of Guangshen Railway is the ratio of its total railway operating expenses in 2008 (in the amount of RMB 9,162.3 million, compared to RMB 8,334.3 million in 2007) to its total railway revenues in 2008 (in the amount of RMB 10,822.4 million, compared to RMB 9,819.5 million in 2007).

2.	Guangshen Railway’s total railway operating income ratio is 1 minus the operating ratio.

3.	Guangshen Railway’s overall operating income ratio is 1 minus the ratio of its operating costs in 2008 (in the amount of RMB 9,991.4 million, compared to RMB 8,793.1 million in 2007) to its business revenues in 2008 (in the amount of RMB 11,688.7 million, compared to RMB 10,508.5 million in 2007).